 Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO  December 17, 2018

Eldorado Gold Announces Share Consolidation

VANCOUVER, Canada – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces that it is proceeding with a 5:1 consolidation of the common shares of the Company (“the Consolidation”) with an effective date of December 27, 2018. Notice has been provided to the New York Stock Exchange (“NYSE”), and Eldorado’s common shares are expected to begin trading on the NYSE and the Toronto Stock Exchange (“TSX”), on a consolidated basis, on or about December 31, 2018.

At Eldorado’s Annual and Special Meeting of Shareholders, held on June 21, 2018, the Company’s shareholders approved an amendment to the Company’s restated articles of incorporation granting authority to effect the Consolidation.

Following the Consolidation, the number of outstanding common shares of the Company will be reduced from approximately 794 million outstanding common shares to approximately 159 million outstanding common shares. Eldorado’s common shares will continue to trade on the NYSE and the TSX under the existing ticker symbols. Following the Consolidation, the new CUSIP number for the Company’s common shares will be 284902509 and the new ISIN for the Company’s common shares will be CA2849025093.

No fractional common shares will be issued in connection with the Consolidation; any fractional shares will be cancelled.

Eldorado’s transfer agent, Computershare Investor Services (“Computershare”), will act as the exchange agent for the Consolidation. On the effective date of the Consolidation, Computershare will send instructions (i.e. a Letter of Transmittal) to shareholders who hold stock certificates regarding the exchange of old certificates for new certificates, should they wish to do so.  Shareholders who hold their shares in brokerage accounts or “street name” are not required to take any action to effect the exchange of their shares.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.353.8166
louiseb@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s Share Consolidation.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including the expected number of common shares issued and outstanding following the Share Consolidation; the anticipated effective date of the Share Consolidation; and the date on which the common shares are expected to start trading on the NYSE and the TSX on a consolidated basis.

Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the ability to acquire shares through the NCIB; the impact of the Company’s proposed share consolidation (if completed); share price volatility; as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 29, 2018.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

All forward looking statements and information contained in this News Release are qualified by this cautionary statement.

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